SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

IMPRIMIS PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

45323A 201

(CUSIP Number)

Dr. Robert J. Kammer

C/O Imprimis Pharmaceuticals, Inc.

12626 High Bluff Drive, Suite 150

San Diego, CA 92130

858-704-4040

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 13, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box        .

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP No. 45323A 201		13D	Page 2 of 4 Pages
1	NAMES OF REPORTING PERSONS Dr. Robert J. Kammer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) . (b) .
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) .
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7		SOLE VOTING POWER 1,016,078[2]
	8		SHARED VOTING POWER 0
	9		SOLE DISPOSITIVE POWER 1,016,078[2]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,016,078[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) .
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.22%[2]
14	TYPE OF REPORTING PERSON (see instructions) IN

1 The shares of Common Stock beneficially owned by Dr. Kammer were acquired with (a) the working capital of DermaStar and upon the distribution of such shares from DermaStar to Dr. Kammer in his capacity as a member of DermaStar, (b) issued to Dr. Kammer as compensation for services performed under his Advisory Agreement, or (c) the personal funds of Dr. Kammer.

2 Calculated based on 9,052,837 shares of Common Stock, as follows: (a) 8,961,583 shares of Common Stock outstanding as of August 13, 2013, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on August 14, 2013; (b) 2,222 shares of Common Stock issuable to Dr. Kammer as of the date of the filing of this Statement as compensation for services performed under his Advisory Agreement; (c) 15,282 shares of Common Stock issuable to Dr. Kammer upon exercise of the warrants to purchase Common Stock held by Dr. Kammer, which is exercisable within 60 days after the date of this Statement; and (d) options to purchase 73,750 shares of Common Stock held by Dr. Kammer and exercisable within 60 days after the date of the filing of this Statement.

AMENDMENT NO. 1 TO SCHEDULE 13D

This statement on Schedule 13D (originally filed with the Securities and Exchange Commission (the “SEC”) on July 12, 2012) is hereby amended solely to reflect a decrease in the percentage of the class of equity securities that are beneficial owned by the reporting person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 16, 2013

ROBERT J. KAMMER

/s/ Robert J. Kammer

By: Dr. Robert J. Kammer

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